SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 12)*

                        KANSAS CITY SOUTHERN INDUSTRIES, INC.
                                  (Name of Issuer)

                       Common Stock, Par Value $0.01 Per Share
                           (Title of Class of Securities)


                                     485 1701 04
                                   (CUSIP Number)


* This statement constitutes Amendment No. 12 to the Schedule 13G, dated March 4, 1988, as amended February 2, 1989, January 31, 1990, January 7, 1991, February 7, 1992, February 11, 1993, February 11, 1994, February 13, 1995, February 13, 1996, February 13, 1997, and February 13, 1998,
previously filed by UMB Bank, n.a. (formerly United Missouri Bank, n.a.) ("UMB") and Amendment No. 7 to Schedule 13G dated February 7, 1992, as amended February 11, 1993, February 11, 1994, February 13, 1995, February 13, 1996, February 13, 1997, and February 13, 1998, previously filed by UMB's parent,
UMB  Financial   Corporation   (formerly  United  Missouri Bancshares,  Inc.)
and Amendment No. 7 to Schedule 13G dated February 7, 1992, as amended February 11, 1993, February 11, 1994, February 13, 1995, February 13, 1996, February 13, 1997, February 13, 1998, and February 16, 1999, previously filed by The Employee Stock Ownership Plan (the "KCSI ESOP"), for employees of Kansas City Southern Industries, Inc. with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Kansas City Southern Industries, Inc., a Delaware corporation (the "Issuer").

                                 Page 1 of 12 Pages

CUSIP NO. 485 1701 04     SCHEDULE 13G     Page 2 of 12 Pages

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of above person:

         UMB BANK, n.a. ("UMB")

2.       Check the Appropriate box if a member of a group     (a)  [   ]
                                                                       (b)  [X]

3.       SEC Use Only

4.       Citizenship or Place of Organization:  United States

Number of Shares Beneficially owned by UMB With:

5. Sole Voting Power: 15,780. UMB disclaims beneficial ownership of these shares.

6. Shared Voting Power: 31,750. UMB disclaims beneficial ownership of these shares.

7. Sole Dispositive Power: 15,780. UMB disclaims beneficial ownership of these shares.

8. Shared Dispositive Power: 5,975,946. UMB disclaims beneficial ownership of these shares which include 3,997,504 shares held as trustee of The Employee Stock Ownership Plan (the "KCSI ESOP"), for employees of Kansas City Southern Industries, Inc.

9. Aggregate Amount Beneficially Owned by UMB: 5,991,726. UMB disclaims beneficial ownership of these shares, which include 3,997,504 shares held as trustee of the KCSI ESOP.

10.      Check  Box if the  Aggregate  Amount  in Row (9)  excludes  Certain
Shares: [X] Such amount excludes 568,156 shares of the Issuer's Common Stock held in custody accounts by UMB for which UMB has no voting or dispositive power.

11.      Percent of Class Represented by Amount in Row 9:  5.4%

12.      Type of Reporting Person:  BK

CUSIP NO. 485 1701 04     SCHEDULE 13G     Page 3 of 12 Pages

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of above person:

         UMB FINANCIAL CORPORATION ("UMBFC")

2.       Check the Appropriate box if a member of a group     (a)  [   ]
                                                                       (b)  [X]

3.       SEC Use Only

4.       Citizenship or Place of Organization:  Missouri

Number of Shares Beneficially owned by UMBFC With:

5.       Sole Voting Power:  -0-

6.       Shared Voting Power:  -0-

7.       Sole Dispositive Power:  -0-

8.       Shared Dispositive Power:  -0-

9.       Aggregate Amount Beneficially Owned by UMBFC:  -0-

10.      Check  Box if the  Aggregate  Amount  in Row (9)  excludes  Certain
Shares: [X] Such amount excludes 6,559,882 shares of the Issuer's Common Stock held by UMB in various capacities as to which UMBFC has no voting or dispositive power.

11.      Percent of Class Represented by Amount in Row 9:  0%

12.      Type of Reporting Person:  HC

CUSIP NO. 485 1701 04     SCHEDULE 13G     Page 4 of 12 Pages

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of above person:

         THE EMPLOYEE STOCK OWNERSHIP PLAN ("KCSI ESOP"), for employees of Kansas City Southern Industries, Inc.

2.       Check the Appropriate box if a member of a group     (a)  [   ]
                                                                       (b)  [X]

3.       SEC Use Only

4.       Citizenship or Place of Organization:  Missouri

Number of Shares Beneficially owned by KCSI ESOP With:

5.       Sole Voting Power:  -0-

6.       Shared Voting Power:  -0-

7.       Sole Dispositive Power:  -0-

8. Shared Dispositive Power: 3,997,504. Beneficial ownership is disclaimed as to all of these shares, which are held on behalf of the KCSI ESOP.

9. Aggregate Amount Beneficially Owned by KCSI ESOP: 3,997,504. Beneficial ownership is disclaimed as to all of these shares, which are held on behalf of the KCSI ESOP and have been allocated to the accounts of participants.

10.      Check Box if the  Aggregate  Amount in Row (9) excludes  Certain
Shares:  [ ]

11.      Percent of Class Represented by Amount in Row 9:  3.6%

12.      Type of Reporting Person:  EP

CUSIP NO. 485 1701 04                                     Page 5 of 12 Pages

                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 12)

Item 1(a)  Name of Issuer:

         Kansas City Southern Industries, Inc., a Delaware corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

         114 West 11th Street, Kansas City, Missouri 64105

Item 2(a)  Names of Persons Filing:

         (i)      UMB Bank, n.a. ("UMB")

         (ii)     UMB Financial Corporation ("UMBFC")

         (iii) The Employee Stock Ownership Plan ("KCSI ESOP"), for employees of Kansas City Southern Industries, Inc.

Item 2(b)  Address of Principal Business or, if none, Residence:

         Both UMB and UMBFC maintain their principal executive offices at, and the address for the KCSI ESOP is, 1010 Grand Boulevard, Kansas City, Missouri 64106

Item 2(c)  Citizenship:

         UMBFC is a corporation organized under the laws of the State of Missouri, UMB is a national banking association chartered by the United States and the KCSI ESOP is a trust organized in the State of Missouri.

Item 2(d) Title of Class of Securities: common stock, par value $0.01 per share the "Common Stock").

CUSIP NO. 485 1701 04     SCHEDULE 13G     Page 6 of 12 Pages

Item 2(e)  CUSIP Number:  485 1701 04

Item 3   If this statement is filed pursuant to Rules  13d-1(b),  or 13d-2(b) or
(c), check whether the person filing is a:

         (a)      [   ]  Broker or Dealer registered under Section 15 of the
                  Act

         (b)      [X]  Bank as defined in section 3(a)(6) of the Act
                  (UMB)

         (c)      [   ]  Insurance Company as defined in section 3(a)(19)
                  of the Act

         (d)      [   ]  Investment Company registered under section 8 of
                  the Investment Company Act of 1940

         (e)      [   ]  An investment adviser registered under Section 203
                  of the Investment Advisers Act of 1940 or under the laws of any state

         (f) [X] Employee Benefit Plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F) (KCSI ESOP)

         (g) [X] A parent holding company or control person, in accordance with Section 240.13d-1(b)(ii)(G) (Note:
                  See Item 7) (UMBFC)

         (h)      [   ]  A savings association as defined in Section 3(b) of
                  the Federal Deposit Insurance Act

         (i)      [   ]  A church plan that is excluded from the definition
                  of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

         (j)      [   ]  Group, in accordance with Section 240.13d-
                  1(b)(1)(ii)(J)

 CUSIP NO. 485 1701 04     SCHEDULE 13G     Page 7 of 12 Pages


         If this  statement  is filed  pursuant to Section  240.13d-1(c),  check
this box.  [   ]

         UMB may be deemed to beneficially own certain shares of Issuer's Common Stock, including the shares held by the KCSI ESOP and shares of Common Stock held in other capacities. As trustee, UMB may be deemed to have shared dispositive power over the shares of Common Stock held by the KCSI ESOP, although UMB disclaims beneficial ownership over such shares. With respect to the shares of Common Stock held in other capacities, UMB may also be deemed to have either sole or shared voting power over certain of such shares, but disclaims beneficial ownership over such shares. UMB disclaims beneficial ownership over and has not included in this Schedule 13G any and all shares of the Issuer's Common Stock held in custodial and other capacities over which UMB has no voting or dispositive power (either by itself or with others).

         Therefore, UMB may be deemed to beneficially own shares of the Issuer's Common Stock as follows:

         (a) Amount Beneficially Owned: 5,991,726. Beneficial ownership is disclaimed as to these shares, 3,997,504 of which are held on behalf of the KCSI ESOP. Such amount excludes 568,156 shares of Issuer's Common Stock held in custody accounts by UMB for which UMB has no voting or dispositive power.

         (b)      Percent of Class:  5.4%

         (c)      Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 15,780. UMB disclaims beneficial ownership of these shares.

                  (ii)     shared  power  to  vote or to  direct  the  vote:
31,750. UMB disclaims beneficial ownership of these shares.

CUSIP NO. 485 1701 04     SCHEDULE 13G     Page 8 of 12 Pages

                  (iii)    sole power to dispose  or to direct  the  disposition
of: 15,780.  UMB  disclaims   beneficial  ownership  of  these shares.

                  (iv) shared power to dispose or to direct the disposition of: 5,975,946. UMB disclaims beneficial ownership of these shares, which include 3,997,504 shares held on behalf of the KCSI ESOP.

Item 5  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that, as of the date hereof, one of the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

         UMB and UMBFC have a continuing obligation to report their ownership of more than 5% of a class, but the KCSI ESOP has ceased to be the beneficial owner of 5% of the class of securities.

Item 6   Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

         Information as to UMB, which is jointly filing this statement with UMBFC, is presented above.

Item 8  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9  Notice of Dissolution of Group.

         Not Applicable.

CUSIP NO. 485 1701 04    SCHEDULE 13G    Page 9 of 12 Pages

Item 10  Certification.

         See below.

CUSIP NO. 485 1701 04    SCHEDULE 13G    Page 10 of 12 Pages

                                      Signature

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

                                            UMB Bank, n.a.

Dated:  February 16, 1999           By_________________________
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary

                                            UMB Financial Corporation

Dated:  February 16, 1999           By_________________________
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary

                                            The Employee Stock Ownership Plan,
                                            for employees of Kansas City
                                            Southern Industries, Inc.

                                            By:  UMB Bank, n.a., Trustee

Dated:  February 16, 1999           By_________________________
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary

CUSIP NO. 485 1701 04    SCHEDULE 13G    Page 11 of 12 Pages

                                    EXHIBIT INDEX

Exhibit                        Document                        Page No.

A.                               Joint Filing Agreement

CUSIP NO. 485 1701 04    SCHEDULE 13G    Page 12 of 12 Pages

                                      EXHIBIT A

                               JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this Exhibit is attached with respect to the Common Stock, par value $0.01 per share, of Kansas City Southern Industries, Inc., a Delaware corporation, and consent to this Joint Filing Agreement being included as an Exhibit to such filing. In evidence thereof the undersigned hereby execute this Agreement this 16th day of February, 1999.


                                            UMB Bank, n.a.

Dated:  February 16, 1999           By_________________________
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary

                                            UMB Financial Corporation

Dated:  February 16, 1999           By_________________________
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary

                                            The Employee Stock Ownership Plan,
                                            fpr employees of Kansas City
                                            Southern Industries, Inc.

                                            By:  UMB Bank, n.a., Trustee

Dated:  February 16, 1999           By_________________________
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary